EXHIBIT 11
MIDSOUTH BANCORP, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE (Unaudited)

	First Quarter	First Quarter
	March 31,	March 31,
	2006	2005
BASIC

Earnings:
Income applicable to common stock	$1,818,520	$1,923,423

Shares:
Weighted average number of common shares outstanding	4,941,290	4,885,093

Earnings per common share:
Income applicable to common stock	$0.37	$0.39

DILUTED

Earnings:
Net income	$1,818,520	$1,923,423

Weighted average number of common shares outstanding	4,941,290	4,885,093

Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	138,469	197,934

Weighted average number of common shares outstanding, as adjusted	5,079,759	5,083,027

Fully diluted earnings per common share	$0.36	$0.38